Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Introduction

On September 25, 2022, Inpixon (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, KINS Technology Group Inc., a Delaware corporation (“KINS”), CXApp Holding Corp., a Delaware corporation and newly formed wholly-owned subsidiary of the Company (“CXApp” and, together with the Company, collectively, the “Companies”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which KINS will acquire the Company’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) in exchange for the issuance of shares of KINS capital stock valued at $69 million (the “Business Combination”) to be issued to the Company’s stockholders and other security holders.

The Merger Agreement, along with the Separation Agreement and the other transaction documents to be entered into in connection therewith, provides for, among other things, the consummation of the following transactions: (i) the Company will transfer the Enterprise Apps Business (the “Separation”) to its wholly-owned subsidiary, CXApp, and contribute $10 million in cash (the “Cash Contribution”), (ii) following the Separation, the Company will distribute 100% of the shares of CXApp Common Stock to the Company’s stockholders and other security holders by way of the Distribution and (iii) following the completion of the foregoing transactions and subject to the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, the parties shall consummate the Merger. The Separation, Distribution and Merger are intended to qualify as “tax-free” transactions.

The following unaudited pro forma condensed consolidated financial information is presented in accordance with the rules specified by Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (the “SEC”) and has been prepared subject to the assumptions and adjustments as described in the notes thereto. Specifically, the unaudited pro forma condensed consolidated financial information set forth below reflects the effects of the Business Combination on (i) the Company’s condensed consolidated balance sheet as of September 30, 2022, as if the Business Combination had occurred on that date, and (ii) Company’s condensed consolidated statement of operations for the nine months ended September 30, 2022, and the year ended December 31, 2021, as if the Business Combination had occurred on January 1, 2021. Management believes that the assumptions used, and adjustments made are reasonable under the circumstances and given the information available.

The following unaudited pro forma condensed consolidated financial statements have been derived from historical financial statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). The pro forma adjustments reflect the impacts of events directly attributable to the Business Combination, that are factually supportable, and for purposes of the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on the Company. The following unaudited proforma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the financial condition or results of operations of the Company that would have occurred if the Business Combination had occurred on the dates indicated, nor is it indicative of the future financial condition or results of operations of the Company.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the following:

●	The accompanying notes to the unaudited pro forma condensed consolidated financial statements;

●	The Company’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2022, included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022; and

●	The Company’s audited consolidated financial statements as of and for the year ended December 31, 2021, included in its Annual Report on Form 10-K for the year ended December 31, 2021.

The historical condensed consolidated statement of operations for the year ended December 31, 2021, has been adjusted by Company management to reflect certain reclassifications to conform with current financial statement presentation.

INPIXON AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of September 30, 2022
(In thousands, except number of shares and par value data)

	Inpixion and Subsidiaries Historical (a)	Pro Forma Adjustments	Note	Inpixion and Subsidiaries Pro Forma
Assets

Current Assets
Cash and cash equivalents	$63,153	$(41,512)	(c), (d),(g),(h)	$21,641
Accounts receivable, net of allowances	2,879	(1,496)	(c)	1,383
Other receivables	137	(45)	(c)	92
Inventory	2,702	(10)	(c)	2,692
Note receivable	150	-		150
Prepaid expenses and other current assets	3,258	(2,033)	(c)	1,225

Total Current Assets	72,279	(45,096)		27,183

Property and equipment, net	1,307	(213)	(c)	1,094
Operating lease right-of-use asset, net	1,323	(730)	(c)	593
Software development costs, net	1,684	(535)	(c)	1,149
Investments in equity securities	1,124	6,090	(e)	7,214
Long-term investments	2,500	(2,500)	(e)	-
Intangible assets, net	28,174	(20,215)	(c)	7,959
Other assets	204	(57)	(c)	147

Total Assets	$108,595	$(63,256)		$45,339

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$2,559	$(786)	(c)	$1,773
Accrued liabilities	4,370	(2,050)	(c)	2,320
Operating lease obligation, current	514	(256)	(c)	258
Deferred revenue	3,730	(2,576)	(c)	1,154
Short-term debt	6,179	-		6,179
Acquisition liability	3,376	-		3,376

Total Current Liabilities	20,728	(5,668)		15,060

Long Term Liabilities
Operating lease obligation, noncurrent	852	(502)	(c)	350
Other liabilities, noncurrent	28	(30)	(c)	(2)

Total Liabilities	21,608	(6,200)		15,408

Commitments and Contingencies

Mezzanine Equity
Series 8 Convertible Preferred Stock- 53,197.7234 shares authorized, issued and outstanding as of September 30, 2022, respectively.	53,198	(45,760)	(h)	7,438

Stockholders’ Equity
Preferred Stock -$0.001 par value; 5,000,000 shares authorized
Series 4 Convertible Preferred Stock - 10,415 shares authorized; 1 issued and outstanding as of September 30, 2022.	-	-		-
Series 5 Convertible Preferred Stock - 12,000 shares authorized; 126 issued and outstanding as of September 30, 2022.	-	-		-
Common Stock - $0.001 par value; 26,666,667 shares authorized; 2,250,597 issued and 2,250,596 outstanding as of September 30, 2022, respectively.	2	3	(f), (g)	5
Additional paid-in capital	331,487	14,245	(g)	345,732
Treasury stock, at cost, 1 share	(695)	-		(695)
Accumulated other comprehensive income	1,496	-		1,496
Accumulated deficit	(299,123)	(25,544)	(c), (d), (e)	(324,667)

Stockholders’ Equity Attributable to Inpixon	33,167	(11,296)		21,871

Non-controlling Interest	622	-		622

Total Stockholders’ Equity	33,789	(11,296)		22,493

Total Liabilities, Mezzanine Equity and Stockholders’ Equity	$108,595	$(63,256)		$45,339

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

INPIXON AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2022
(In thousands, except number of shares and par value data)

	Inpixion and Subsidiaries Historical (a)	Pro Forma Adjustments	Note	Inpixion and Subsidiaries Pro Forma
Revenues	$14,133	$(6,473)	(i)	$7,660

Cost of Revenues	4,037	(1,628)	(i)	2,409

Gross Profit	10,096	(4,845)		5,251

Operating Expenses
Research and development	13,642	(6,929)	(i)	6,713
Sales and marketing	6,757	(3,797)	(i), (j)	2,960
General and administrative	18,148	(6,753)	(i), (j)	11,395
Acquisition-related costs	270	(16)	(i)	254
Impairment of goodwill	7,570	(5,540)	(i)	2,030
Amortization of intangibles	4,056	(2,919)	(i)	1,137

Total Operating Expenses	50,443	(25,954)		24,489

Loss from Operations	(40,347)	21,109		(19,238)

Other Income (Expense)
Interest expense, net	(62)	(3)	(i)	(65)
Other expense, net	(2,277)	1,641	(i)	(636)
Unrealized loss on equity securities	(7,110)	-		(7,110)
Total Other Expense	(9,449)	1,638		(7,811)

Net Loss, before tax	(49,796)	22,747		(27,049)
Income tax provision	(84)	62	(i)	(22)
Net Loss	(49,880)	22,809		(27,071)

Net Loss Attributable to Non-controlling Interest	(1,206)	-		(1,206)

Net Loss Attributable to Stockholders of Inpixon	(48,674)	22,809		(25,865)
Accretion of Series 7 preferred stock	(4,555)	-		(4,555)
Accretion of Series 8 Preferred Stock	(13,089)	-		(13,089)
Deemed dividend for the modification related to Series 8 Preferred Stock	(2,627)	-		(2,627)
Deemed contribution for the modification related to Warrants issued in connection with Series 8 Preferred Stock	1,469	-		1,469
Amortization premium- modification related to Series 8 Preferred Stock	2,626	-		2,626
Net Loss Attributable to Common Stockholders	$(64,850)	$22,809		$(42,041)
Basic and diluted loss per share	$(31.08)		(f)	$(9.13)
Weighted Average Shares Outstanding, basic and diluted	2,086,633		(f)	4,604,959

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

INPIXON AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2021
(In thousands, except number of shares and par value data)

	Inpixion and Subsidiaries Historical (b)	Pro Forma Adjustments	Note	Inpixion and Subsidiaries Pro Forma
Revenues	$15,995	$(6,368)	(i)	$9,627

Cost of Revenues	4,374	(1,646)	(i)	2,728

Gross Profit	11,621	(4,722)		6,899

Operating Expenses
Research and development	14,121	(6,704)	(i)	7,417
Sales and marketing	8,261	(4,763)	(i), (j)	3,498
General and administrative	41,352	(21,137)	(i), (j)	20,215
Acquisition-related costs	1,248	(628)	(i)	620
Impairment of goodwill	14,789	(11,896)	(i)	2,893
Amortization of intangibles	4,467	(3,047)	(i)	1,420

Total Operating Expenses	84,238	(48,175)		36,063

Loss from Operations	(72,617)	43,453		(29,164)

Other Income (Expense)
Interest income, net	1,183	(1)	(i)	1,182
Loss on exchange of debt for equity	(30)	-		(30)
Benefit for valuation allowance on related party loan - held for sale	7,345	-		7,345
Other expense, net	(173)	(81)	(i)	(254)
Gain on related party loan - held for sale	49,817	-		49,817
Unrealized loss on equity securities	(57,067)	-		(57,067)
Total Other Income	1,075	(82)		993

Net Loss, before tax	(71,542)	43,371		(28,171)
Income tax benefit (provision)	1,412	(2,527)	(i)	(1,115)
Net Loss	(70,130)	40,844		(29,286)

Net Loss Attributable to Non-controlling Interest	(975)	-		(975)

Net Loss Attributable to Stockholders of Inpixon	(69,155)	40,844		(28,311)
Accretion of Series 7 preferred stock	(8,161)	-		(8,161)
Net Loss Attributable to Common Stockholders	$(77,316)	$40,844		$(36,472)
Basic and diluted loss per share	$(53.70)		(f)	$(25.33)
Weighted Average Shares Outstanding, basic and diluted	1,439,753		(f)	1,439,753

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

INPIXON AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(1)	Basis of presentation

The unaudited pro forma condensed financial statements are based on the historical consolidated financial statements of the seller as adjusted to give effect to the Separation. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2022, and the year ended December 31, 2021, give effect to the Separation as if it were completed on January 1, 2021. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2022, gives effect to the Separation as if it were completed on September 30, 2022. The transaction accounting adjustments for the Separation consist of those necessary to account for the Separation.

(2)	Unaudited Pro Forma Adjustments

The following is a summary of the unaudited pro forma adjustments reflected in the unaudited pro forma condensed consolidated financial statements based on preliminary estimates, which may change as additional information is obtained.

a.	Reflects amounts as originally reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

b.	Reflects amounts as originally reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2021.

c.	Reflects the elimination of the Enterprise Apps Business assets, liability and historical equity balances including within the Company’s consolidated financial statements. The amount of the actual gain will be calculated based on the net book value of the sold business as of the closing of the Business Combination and therefore could differ from the current estimate.

d.	Reflects adjustments for remaining cash contribution of $4.0 million to reach $10 million cash contribution in accordance within the Separation and Distribution agreement.

e.	Reflects adjustment for the stepped-up value of the Company’s investment in Class A and Class B Units of Cardinal Ventures Holdings LLC, which has certain interests in the sponsor of KINS. As such, the Company is entitled to an allocation of financial instruments distributed; assuming all public shareholders redeem as a result of the business combination the Company expects to receive 600,000 Class A shares of KINS and 2,500,000 private warrants. This results in an investment in equity securities of approximately $6.1 million assuming a $10.00 per share prices and an estimated value of the private warrants being determined based on a trading price of $0.036 per share as of October 14, 2022.

f.	The Company and Subsidiaries historical September 30, 2022 information reflects the adjustment for the reverse stock split of the Company’s authorized and issued and outstanding shares of common stock at a ratio of one (1) share of common stock for every seventy five (75) shares of common stock. The Company effected the reverse stock split on October 7, 2022.

g.	Reflects adjustment for offering for the sale of an aggregate of 253,112 shares of common stock at an offering price of $5.85 per share, warrants to purchase up to 3,846,153 shares of common stock at an exercise price of $5.85 per share and pre-funded warrants to purchase up to 2,310,990 shares of common stock, at a purchase price equal to the price at which each share of common stock is sold in this offering, minus $0.001, and an exercise price of $0.001 per share. The net proceeds from the offering was approximately $14.2 million. The Company executed the securities purchase agreement on October 18, 2022.

h.	Reflects adjustment for the redemption of Series 8 Convertible Preferred Stock occurring between October 1, 2022, and October 3, 2022. Redemption notices covered a total of 45,755.72 shares of Series 8 Convertible Preferred Stock for aggregate cash required to be paid of $45.76 million.

i.	Reflects the elimination of the historical revenues and expenses directly to related to the Enterprise Apps Business that will not recur in the Company’s consolidated statement of operations beyond a year from the date of the Business Combination.

j.	Reflects management’s estimates of approximately $1.1 million and $0.8 million of historical costs mainly for executive salaries and benefits in general and administrative expenses and sales and marketing expenses that will not be incurred in future periods as a result of the disposition of the Enterprise Apps Business. The historical costs were added back to the statement of operations for the year ended December 31, 2021 and for the nine months ended September 30, 2022, respectively.

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